EXHIBIT 99.1

NewsRelease

TC Energy to hold annual meeting of common shareholders and
issue first quarter 2021 results on May 7

CALGARY, Alberta – April 15, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) will hold its 2021 annual meeting of common shareholders on Friday, May 7, 2021 at 10 a.m. (MDT) / 12 p.m. (EDT).

In light of the continued impacts of COVID-19 and the paramount need to protect public health, including the health of our shareholders, employees and other stakeholders, and in line with recommendations by public health officials to limit public gatherings, TC Energy will hold its meeting via a virtual-only format, using a live webcast. It will also be archived and available for replay following the meeting, including the live question and answer session.

For more information on participating in the virtual meeting, please visit the annual meeting page on our website at 2021 Annual Meeting of Shareholders (tcenergy.com).

First quarter 2021 financial results will also be released pre-market on May 7, 2021. François Poirier, TC Energy President and Chief Executive Officer; Don Marchand, Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer; and other members of the executive leadership team will host a conference call and webcast to discuss the results and provide an update on recent company developments at 1 p.m. (MDT) / 3 p.m. (EDT).

Members of the investment community and other interested parties are invited to participate by calling 1-855-327-6838. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on our website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/11059.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on May 14, 2021. Please call 1-855-669-9658 and enter pass code 6572.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-

looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov .

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522